Exhibit 99.1

New Gold Reports Third Quarter Results and Reaffirms Consolidated Production and Cost Guidance

TORONTO--(BUSINESS WIRE)--November 6, 2019--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports third quarter and nine-month results for the Company as of September 30, 2019 and reaffirms that the Company remains on-track to achieve consolidated annual production and cost guidance. (All amounts are in U.S. dollars unless otherwise indicated). A conference call and webcast will follow to discuss these results at 8:30 a.m. Eastern time (details are provided at the end of this press release).

(For detailed information, please refer to the Company’s Third Quarter Management’s Discussion and Analysis (MD&A) and Financial Statements that are available on the Company’s website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this press release. Please refer to the “Non-GAAP Financial Performance Measures” section of this press release and the MD&A.).

Third Quarter and Nine-Month Highlights

  Total production for the quarter (excluding production from the Cerro San Pedro Mine) of 128,899 gold equivalent (gold eq.) ounces (91,087 ounces of gold, 168,159 ounces of silver and 20.1 million pounds of copper). For the nine-month period, production was 384,719 gold eq. ounces (255,701 ounces of gold, 455,977 ounces of silver and 61.2 million pounds of copper). Production is on track to meet annual guidance of 465,000 to 520,000 gold eq. ounces.
  Revenues for the quarter were $168 million and $491 million for the nine-month period.
  Operating expense of $761 per gold eq. ounce1 for the quarter and $695 per gold eq. ounce for the nine-month period.
  Total cash costs of $819 per gold eq. ounce1,2 for the quarter and $751 per gold eq. ounce for the nine-month period. Total cash costs are on track to meet annual guidance of $740 to $820 per gold eq. ounce.
  All-in sustaining costs (AISC)1,2 of $1,318 per gold eq. ounce for the quarter and $1,161 for the nine-month period. AISC for the year are expected to achieve the low-end of the annual guidance of $1,330 to $1,430 per gold eq. ounce as sustaining capital at Rainy River is expected to be below annual guidance.
  Net loss from continuing operations for the quarter was $25 million ($0.04 per share) and $74 million ($0.13 per share) for the nine-month period.
  Adjusted net loss2 from continuing operations for the quarter, which excludes other gains and losses, was $10 million ($0.02 per share) and $19 million ($0.03 per share) for the nine-month period.
  Operating cash flow generated from continuing operations for the quarter was $91 million ($0.15 per share) and $216 million ($0.37 per share) for the nine-month period. Operating cash flow generated from continuing operations for the quarter, before non-cash changes in working capital2, was $67 million ($0.11 per share) and $199 million ($0.34 per share) for the nine-month period.
  On August 30, the Company completed a bought deal financing for gross proceeds of C$150 million, the net proceeds of which were used primarily for debt repayment, with approximately $100 million of the Company’s 2022 senior unsecured notes repurchased for cancellation. Following this, the Company had available liquidity of $421 million, including $135 million in cash and cash equivalents.

“The Company has delivered another quarter of improving operational and cost performance from both assets as we continue to advance our short-term operational plan and reposition the company for long-term success. The quarter over quarter improvement in our performance has underpinned the completion of a strategic equity financing during the quarter, which allowed us to reduce our debt position by $100 million and strengthen our balance sheet.” stated Renaud Adams, CEO. “We will maintain our diligent focus on completing substantially all remaining construction projects at Rainy River in order to reposition the asset for efficient and sustainable mining, as we continue to advance C-zone development at New Afton. We continue to advance our updated life of mine plans for Rainy River and New Afton, which are expected to be released in mid-first quarter of 2020 and provide a path forward that is premised on maximizing profitability and shareholder value creation.”

  “Operating expense per gold equivalent ounce” and “AISC per gold equivalent ounce” are calculated using gold equivalent ounces sold.
   Refer to the “Non-GAAP Performance Measures section of this press release.

Financial Highlights (Continuing Operations1)

	Q3 2019	Q3 2018	9M 2019	9M 2018
Revenues from mining operations	168.4	147.1	491.4	447.1
Net earnings (loss), per share	(0.04)	(0.00)	(0.13)	(0.59)
Adj. net earnings (loss)[2] per share	(0.02)	(0.01)	(0.03)	(0.06)
Operating cash flow, per share	0.15	0.07	0.37	0.23
Adj. operating cash flow[2], per share	0.11	0.12	0.34	0.33
Continuing operations include the Rainy River, New Afton and Cerro San Pedro Mines. Refer to the “Non-GAAP Performance Measures” section of this press release.
  Revenues for the quarter from continuing operations were $168 million, an increase over the prior-year quarter due to an increase in gold ounces sold and an increase in average realized price of gold and silver, offset by a decrease in the average realized copper price.
  Operating expenses for the quarter were $95 million, an increase over the prior-year quarter due to higher sales volume and increased throughput at planned lower grades and an increase in operating waste tonnes mined at Rainy River.
  Net loss for the quarter was $24.7 million ($0.04 per share), an increase in loss over the prior year quarter due primarily to unrealized losses on the revaluation of derivative instruments.
  Adjusted net loss for the quarter was $10.3 million ($0.02 per share), which is an increase in loss over the prior year quarter due to an increase in depreciation and depletion associated with higher sales volumes.

Operational Highlights

Continuing Operations[1]	Q3 2019	Q3 2018	9M 2019	9M 2018	2019 Guidance
Gold eq. production (ounces) [2]	128,899	129,022	384,719	375,701	465,000 – 520,000
Gold production (ounces)	91,087	77,533	255,701	218,055	300,000 – 335,000
Copper production (Mlbs)	20.1	21.7	61.2	64.3	75 – 85
Average realized gold price, per ounce[3]	1,383	1,205	1,329	1,275	-
Average realized copper price, per pound[3]	2.62	2.93	2.72	3.08	-
Operating expense, per gold eq. ounce[2]	761	659	695	685	-
Total cash costs, per gold eq. ounce[2,3]	819	643	751	720	740 – 820
AISC, per gold eq. ounce[2,3]	1,318	1,098	1,161	1,169	1,330 -1,430
Sustaining capital and sustaining leases ($M)[3]	56.3	52.4	138.1	144.1	255 - 285
Growth capital ($M)[3]	9.2	4.0	23.6	30.4	50 - 55
  Continuing operations include the Rainy River, New Afton and Cerro San Pedro Mines. Comparative figures include Cerro San Pedro Mine which transitioned to reclamation in Dec. 2018.
  Gold eq. ounces produced includes silver ounces and copper pounds converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q3 2019 was calculated based on average spot market prices of $1,474 per gold ounce, $17.02 per silver ounce and $2.63 per copper pound. The ratio for Q3 2018 was calculated based on average spot market prices of $1,213 per gold ounce, $14.99 per silver ounce and $2.77 per copper pound.
  Refer to the “Non-GAAP Performance Measures” section of this press release.

Rainy River Highlights

Rainy River Mine	Q3 2019	Q3 2018	9M 2019	9M 2018	2019 Guidance
Gold eq. production (ounces)[1]	76,092	56,275	205,135	152,275	250,000 – 275,000
Gold eq. sold (ounces)[1]	71,165	56,731	211,460	150,892	-
Gold produced (ounces)	75,080	55,538	202,650	150,082	245,000 – 270,000
Gold sold (ounces)	70,233	55,968	208,970	148,680	-
Average realized gold price, per ounce[2]	1,382	1,209	1,326	1,274	-
Operating expense, per gold eq. ounce	922	760	876	905	-
Total cash costs, per gold eq. ounce[2]	922	760	877	905	870 – 950
AISC, per gold eq. ounce[2]	1,593	1,541	1,413	1,694	1,690 – 1,790
Sustaining capital and sustaining leases($M)[2]	46.3	43.2	110.0	116.5	210 - 230
Growth capital ($M)[2]	0.0	1.1	6.7	22.4	~3.0
  Gold eq. ounces for Rainy River includes silver ounces produced or sold converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q3 2019 was calculated based on average spot market prices of $1,474 per gold ounce and $17.02 per silver ounce and includes 87,705 ounces of silver. The ratio for Q3 2018 was calculated based on average spot market prices of $1,213 per gold ounce, $14.99 per silver ounce and includes 59,643 ounces of silver.
  Refer to the “Non-GAAP Performance Measures” section of this press release.

Rainy River Mine	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019
Tonnes mined per day (ore and waste)	112,432	107,416	102,290	111,507	111,679	114,544	111,078
Ore tonnes mined per day	36,296	36,043	30,439	32,054	15,739	21,368	18,220
Operating waste tonnes per day	54,321	43,570	23,333	67,406	62,955	82,488	75,206
Capitalized waste tonnes per day	21,816	27,802	48,518	12,047	32,986	10,688	17,652
Total waste tonnes per day	76,137	71,372	71,851	79,453	95,941	93,176	92,858
Strip ratio (waste:ore)	2.1	1.98	2.36	2.48	6.10	4.36	5.10
Tonnes milled per calendar day	17,534	16,549	16,962	20,668	19,725	21,117	24,500
Gold grade milled (g/t)	1.08	1.24	1.21	1.42	1.19	1.15	1.14
Gold recovery	81%	87%	87%	89%	90%	93%	91%
Mill availability	77%	74%	76%	80%	89%	88%	88%
Gold production (oz)	39,325	55,219	55,538	77,202	61,557	66,013	75,080
Gold eq. production[1] (oz)	40,016	55,984	56,275	78,074	62,278	66,765	76,092
  Gold eq. ounces for Rainy River include silver ounces produced converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q3 2019 was calculated based on average spot market prices of $1,474 per gold ounce and $17.02 per silver ounce and includes 87,705 ounces of silver.

  The Rainy River Mine reported gold eq. production of 76,092 ounces (75,080 ounces of gold and 87,705 ounces of silver). Ore production during the quarter included planned lower grade ore from Phase 2 as well as remaining higher-grade ore from Phase 1, as mining operation continued the transition from Phase 1 to Phase 2 of the mine plan. As the ore from Phase 1 is now mined out as planned, grades mined in the fourth quarter are expected to decline and average between 0.8 and 1.0 grams per tonne. For the nine-month period, production was 205,135 gold eq. ounces (202,650 ounces of gold and 214,245 ounces of silver).
  As previously reported, during the second half of the quarter and into October, the operation experienced periods of significant rainfall, causing an increase in water levels in the Tailings Management Area (the “TMA”). In late October, the planned 2.5 metre raise of the spillway was completed, which provides approximately 7 to 8 million cubic meters of additional TMA capacity. During the month of October, the mill operated at lower capacity in order to manage water levels in the TMA. Scheduled maintenance previously planned for later in the fourth quarter was completed during this time. In October, the mill facility averaged approximately 18,000 tonnes per day and is expected to operate at full capacity over the balance of the year. As a result of lower throughput achieved in October and lower grades planned for the fourth quarter, the mine is on track to achieve the lower end of annual production guidance of 250,000 to 275,000 gold eq. ounces.
  Operating expense per gold eq. ounce was $922 for the quarter, a 21% increase over the prior year quarter, due to an increase in operating waste tonnes mined and increased throughput at planned lower grades. For the nine-month period, operating expense per gold eq. ounce was $876, a decrease over the prior year period due to increased gold ounces sold.
  Total cash costs per gold eq. ounce were $922 for the quarter and $877 for the nine-month period, on-track to achieve annual guidance of $870 to $950 per gold eq. ounce.
  Sustaining capital and sustaining lease payments for the quarter were $46.3 million and $110.0 million for the nine-month period. During the quarter, activities included the advancement of the Stage 2 TMA dam construction, purchase and renovation of the camp facility, installation of wick drains for stabilization of the east waste dump as well as final commissioning of the water treatment plant. Sustaining capital and sustaining lease payments estimates for the year are expected to be $175 to $190 million, which is below guidance estimates, due to cost reductions of approximately $15 million related to the TMA and the rescoped maintenance and warehouse facilities, as well as the deferral of capital to 2020 of approximately $20 million.
  AISC per gold eq. ounce were $1,593 for the quarter, which included $7 million of capitalized mining costs (approximately $92 per eq. ounce) and $39.3 million of other sustaining capital expenditure and lease payments. AISC per gold eq. ounce for the quarter increased by 3% over the prior year quarter due to an increase in sustaining capital and leases coupled with an increase in mining costs per ounce, offset by an increase in gold sales. For the nine-month period, AISC per gold eq. ounce were $1,413. Due to the lower than planned sustaining capital noted above, as well as the lower gold equivalent production and sales expected in the fourth quarter, AISC is expected to achieve the lower end or below annual guidance of $1,690 to $1,790.
  During the quarter, approximately 1.7 million ore tonnes and 8.5 million waste tonnes (including 1.6 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 5.10:1 as Phase 2 waste stripping continued to be prioritized during the quarter. Additionally, 2.6 million tonnes of out-pit material were mined during the quarter in preparation for planned dam raises over the balance of the year.
  Mill throughput for the quarter averaged 24,500 tonnes per day, the first full quarter the mill operated at the target range of 24,000 tonnes per day. Mill availability for the quarter averaged 88%, achieving target levels as all major mill upgrades are substantially completed. As the mill has demonstrated consistent operations at target levels, there remains potential for further increases in mill throughput as mill availability improves over the coming quarters.
  Gold recovery averaged 91% for the quarter, in-line with plan. Efforts continue to focus on achieving additional circuit optimizations as well as commissioning of the gravity circuit, which could further improve recoveries.
  During the quarter, the Company advanced a comprehensive mine optimization study that includes the review of alternative open pit and underground mining scenarios with the overall objective of reducing capital and improving the return on investment over the life of mine. Results are now scheduled for release during the first quarter of 2020, but by no later than mid-February, in conjunction with the Mineral Reserves and Resources update and the Company’s 2020 guidance estimates.
  As operational performance has improved over the past four quarters, the focus is now shifting from stabilizing operations to optimizing operational and cost performance. To support that initiative, the Company expects to engage an external consultant to support improved overall equipment efficiencies with the objective of optimizing open pit mining productivity and unit cost performance.
  Exploration activities continued in the third quarter, which included reconnaissance work in the northeastern portion of the broader Rainy River land package with the objective of identifying targets for follow up drilling in 2020.

New Afton Highlights

New Afton Mine	Q3 2019	Q3 2018	9M 2019	9M 2018	2019 Guidance
Gold eq. produced (ounces) [1]	52,807	70,458	179,584	212,515	215,000 – 245,000
Gold eq. sold (ounces) [1]	53,326	66,660	172,259	202,243	-
Gold produced (ounces)	16,007	19,916	53,051	58,551	55,000 – 65,000
Gold sold (ounces)	15,634	18,883	50,393	55,313	-
Copper produced (Mlbs)	20.1	21.7	61.2	64.3	75 - 85
Copper sold (Mlbs)	20.6	20.5	59.2	61.4	-
Average realized gold price, per ounce[2]	1,390	1,194	1,343	1,276	-
Average realized copper price, per pound[2]	2.62	2.93	2.72	3.08	-
Operating expense, per gold eq. ounce	545	359	473	395	-
Operating expense, per gold ounce	523	342	471	387	480 - 520
Operating expense, per copper pound	0.99	0.84	0.95	0.94	0.95 – 1.15
Total cash costs, per gold ounce (net of by-product credits)[2]	(1,225)	(1,570)	(1,227)	(1,625)	(1,350) – (1,310)
Total cash costs, per gold eq. ounce[2]	682	473	596	509	600 - 640
AISC, per gold ounce (net of by-product credits)[2]	(586)	(1,057)	(663)	(1,097)	(500) – (420)
AISC, per gold eq. ounce[2]	869	618	761	653	810 - 890
Sustaining capital and sustaining leases ($M)[2]	9.7	9.1	27.4	27.5	45 - 55
Growth capital ($M)[2]	8.2	1.2	13.6	2.3	40-45
  Gold eq. ounces for New Afton includes silver ounces and copper pounds produced or sold converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q3 2019 was calculated based on average spot market prices of $1,474 per gold ounce, $17.02 per silver ounce and $2.63 per copper pound and includes 80,454 ounces of silver. The ratio for Q3 2018 was calculated based on average spot market prices of $1,213 per gold ounce, $14.99 per silver ounce and $2.77 per copper pound and includes 83,826 ounces of silver.
  Refer to the “Non-GAAP Performance Measures section of this press release.

New Afton Mine	Q1 18	Q2 18	Q3 18	Q4 18	Q1 19	Q2 19	Q3 19
Tonnes mined per day (ore and waste)	16,751	13,654	17,105	17,099	15,824	16,357	15,773
Tonnes milled per calendar day	14,333	14,804	14,518	15,012	14,759	14,992	15,572
Gold grade milled (g/t)	0.57	0.50	0.55	0.51	0.50	0.53	0.43
Gold recovery	84.1%	85.5%	84.7%	83.5%	83.2%	83.3%	80.2%
Gold production (oz)	19,998	18,637	19,916	18,778	17,841	19,203	16,007
Copper grade milled	0.94%	0.82%	0.89%	0.82%	0.80%	0.86%	0.76%
Copper recovery	83.2%	83.8%	83.0%	83.0%	83.2%	83.1%	83.5%
Copper production (Mlbs)	22.2	20.4	21.7	20.8	19.5	21.6	20.1
Gold eq. production[1] (oz)	73,717	68,340	70,416	67,191	60,986	65,791	52,807
  Gold eq. ounces for New Afton includes silver ounces and copper pounds produced converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q3 2019 was calculated based on average spot market prices of $1,474 per gold ounce, $17.02 per silver ounce and $2.63 per copper pound and includes 80,454 ounces of silver.

  The mine produced 52,807 gold eq. ounces for the quarter (16,007 ounces of gold and 20.1 million pounds of copper) and 179,584 (53,051 ounces of gold and 61.2 million pounds of copper) for the nine-month period. The mine is on track to achieve annual production guidance of 215,000 to 245,000 gold eq. ounces.
  Operating expense per gold eq. ounce was $545 for the quarter and $473 for the nine-month period. Operating expense per gold eq. ounce has increased as compared to the prior year period due to decreased gold equivalent sales due to the lower copper price.
  Total cash costs per gold eq. ounce was $682 for the three months ended September 30, 2019 and $596 per gold eq. ounce for the nine months ended September 30, 2019. Total cash costs per gold eq. ounce have increased as compared to the prior year period, driven by the higher operating expense per gold eq. ounce. Total cash costs are expected to achieve the higher end of annual guidance of $600 to $640 per gold eq. ounce, primarily due to the lower gold equivalent ounces from the lower copper price.
  Sustaining capital and sustaining lease payments for the quarter were $9.7 million, and $27.4 for the nine-month period primarily related to B3 mine development and a tailings dam raise. Sustaining capital is expected to be slightly below annual guidance of $45 to $55 million due to improved cost efficiencies realized on development meters, as well as the deferral of other capital projects to the fourth quarter with payment of these projects now expected in the first quarter of 2020.
  AISC per gold eq. ounce for the three months ended September 30, 2019 were $869 and AISC per gold ounce (net of by-product credits) were ($586). For the nine months ended September 30, 2019, AISC per gold eq. ounce were $761 and AISC per gold ounce (net of by-product credits) were ($663). Although sustaining capital spend is expected to be slightly lower than the annual guidance range, the impact is offset by the decrease in expected gold equivalent sales due to the decrease in copper prices and as a result AISC remains on track to achieve the annual guidance range of $810 to $890 per eq. ounce.
  Growth capital was $8.2 million for the three months ended September 30, 2019, $13.6 million for the nine months ended September 30, 2019 primarily related to C-zone development. Growth capital spend is expected to be slightly below annual guidance of $40 to $45 million due to realized cost efficiencies in development metres, as well as the impact of working capital as higher than planned activity is expected in fourth quarter with payments now expected in the first quarter of 2020.
  Mining and milling performance were in-line with planned levels for the quarter, achieving 15,773 tonnes mined per day and 15,572 tonnes milled per day, at gold recovery of 80% and copper recovery of 84%.
  The second phase of a planned mill upgrade to address supergene ore recovery advanced during the quarter. Key equipment has been installed and commissioning is expected during the fourth quarter.
  Efforts during the quarter continued to focus on de-risking the execution of the C-zone project, primarily focusing on the finalization of the tailings disposal plan and advancing permitting efforts. An updated life of mine plan is expected to be completed in the first quarter of 2020. Sub-level cave (SLC) definition, mining operability and sequencing will continue to be further defined for potential incorporation of the SLC zone into the mine plan. By the end of the quarter, exploration-heading development towards the C-zone has been advanced by approximately 720 metres.
  The New Afton delineation and exploration programs are currently underway and include three key initiatives: 1) underground drilling to delineate and expand mineral resources within the SLC Zone, located to the east of the planned B3 block cave; 2) underground exploration drilling of the D-zone target to test the potential for additional mineral resources down plunge of the C-zone block cave mineral reserve; and 3) surface geochemical surveys along the prospective Cherry Creek trend located within three kilometres of the New Afton mill (see May 29, 2019 press release). The regional exploration program advanced during the quarter and focused on refining follow-up drilling targets in the Cherry Creek trend area that could be included in the drilling program, which is currently scheduled to begin in the fourth quarter.

Upcoming News and Events

  Updated Life of Mine plans for New Afton and Rainy River (Q1 2020)

Conference Call and Webcast Information

The Company plans to release its third quarter 2019 financial results before market open on Wednesday, November 6, 2019. A conference call and webcast will follow at 8:30 a.m. Eastern time to discuss these results.

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://event.on24.com/wcc/r/2099950/645C5C8DEAA01AEC5FA8DE84F5C02D86
  Participants may also listen to the conference call by calling toll free 1-866-211-3198, or 1-647-689-6603 outside of the U.S. and Canada.
  A recorded playback of the conference call will be available until by calling toll free 1-800-585-8367, or 1-416-621-4642 outside of the U.S. and Canada, passcode 9896765. An archived webcast will also be available until December 6, 2019 at www.newgold.com.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs and all-in sustaining costs and the factors contributing to those expected results, including throughput and grades expected to be mined; expected capital expenditures; planned development and exploration activities for 2019 and beyond at the Company’s operations; and the expected timing of a revised life-of-mine plan for New Afton and Rainy River.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), Annual Information Form and Technical Reports filed atwww.sedar.comand on EDGAR atwww.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River, New Afton and Blackwater being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; and (9) metals and other commodity prices and exchange rates being consistent with those estimated for the purposes of 2019 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with a mine with relatively limited history of commercial production, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available atwww.sedar.comand on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information
All scientific and technical information in this news release has been reviewed and approved by Mr. Eric Vinet, Vice President for the Company. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Vinet is a "Qualified Persons" for the purposes of NI 43-101.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category. Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made. Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Non-GAAP Financial Performance Measures
All-in sustaining costs (AISC) per gold eq. ounce, total cash costs per gold ounce and per gold eq. ounce, sustaining capital, sustaining lease and growth capital, Adjusted net earnings/(loss), operating cash flows generated from operations, before changes in non-cash operating working capital and average realized price and are non-GAAP financial measures that do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. In addition, certain non-GAAP measures are utilized, along with other measures, in the Company scorecard to set incentive compensation goals and assess performance of its executives.

All-In Sustaining Costs per Gold eq. Ounce
"All-in sustaining costs per gold eq. ounce” is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the ounces of gold eq. sold to arrive at a per ounce figure.

In addition to gold the Company produces copper and silver. Gold eq. ounces of copper and silver produced or sold in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Gold eq. ounces produced or sold in a period longer than one quarter are calculated by adding the number of gold eq. ounces in each quarter of that period. Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business.

New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the Company in assessing the Company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Sustaining Capital
"Sustaining capital" is a non-GAAP financial measure as well as “staining lease” and “growth capital”. New Gold defines sustaining capital as net capital expenditures that are intended to maintain operation of its gold producing assets. A sustaining lease is similarly a capital lease payment that is sustaining in nature. New Gold terms non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining or growth capital. Management uses sustaining capital and other sustaining costs, to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. Sustaining capital, sustaining lease and growth capital are intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Cash Costs
"Total cash costs per ounce” and total cash costs per gold eq. ounce are non-GAAP financial measures which are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs per gold ounce are net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. Total cash costs per gold eq. ounce are divided by gold eq. ounces sold to arrive at a per ounce figure.

Unless otherwise indicated, all total cash cost information in this news release is on a gold eq. ounce basis. Gold eq. ounces of copper and silver produced in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced during that quarter. Gold eq. ounces produced in a period longer than one quarter are calculated by adding the number of gold eq. ounces in each quarter of that period. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP.

Adjusted Net Earnings/(Loss)
"Adjusted net earnings/(loss)" and "adjusted net earnings/(loss) per share" are non-GAAP financial measures. Net earnings/(loss) have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement and other non-recurring items. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings/(loss) from continuing operations. The Company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect items which are included in other gains and losses. Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

Operating Cash Flows Generated from Operations, before Changes in Non-Cash Operating Working Capital
“Operating cash flows generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Average Realized Price
"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS.

Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

For additional information with respect to the non-GAAP measures used by the Company, including reconciliation to the nearest IFRS measures, refer to the detailed Non-GAAP performance measure disclosure in the Management’s Discussion and Analysis for the year ended December 31, 2018 filed at www.sedar.com and on EDGAR at www.sec.gov.

Contacts

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com